                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            LITTLE SWITZERLAND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                                   TSAC CORP.
                                  TIFFANY & CO.
                           TIFFANY & CO. INTERNATIONAL
                      (NAMES OF FILING PERSONS (OFFERORS))
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   537528-10-1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PATRICK B. DORSEY
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  TIFFANY & CO.
                               600 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 230-5320
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                 COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                                STEVEN R. FINLEY
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION                    AMOUNT OF FILING FEE
            $26,143,709(1)                            $2,405.22(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 10,893,212 shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., at a purchase price of $2.40 per Share, net to the seller in cash. Such number of Shares is based on information received from Little Switzerland, Inc. and assumes (i) 9,311,972 Shares outstanding (excluding Shares already held by Tiffany International) as of August 14, 2002 and (ii) the exercise of up to 1,524,500 options to purchase Shares and 56,740 warrants, on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     AMOUNT PREVIOUSLY PAID: $2,405.22                 FILING PARTY:         TSAC CORP.
                                                                             TIFFANY & CO.
                                                                             TIFFANY & CO. INTERNATIONAL

     FORM OR REGISTRATION NO.: SCHEDULE TO-T           DATE FILED:           AUGUST 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

    This Amendment No. 2 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 15, 2002 (as amended and supplemented, the "Schedule TO") by Tiffany & Co., a Delaware corporation ("Tiffany"), Tiffany International, a Delaware corporation and wholly-owned subsidiary of Tiffany ("International"), and TSAC Corp., a Delaware corporation and a wholly-owned subsidiary of International ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., a Delaware corporation, at $2.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2002 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO filed with the Securities and Exchange Commission on August 15, 2002.

    Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

    Item 4 of Schedule TO is hereby amended and supplemented by including the following:

    We amend the section entitled "Questions and Answers About the Tender Offer
- Is this offer supported by the Little Switzerland board of directors?" beginning on page 4 of the Offer to Purchase as follows:

    The first paragraph of that section is deleted and replaced in its entirety with the following:

    We commenced this offer without seeking or obtaining the prior approval of the Little Switzerland Board of Directors. The completion of the offer is not conditioned on the approval of the Little Switzerland Board of Directors. We believe that the tender offer price, which represents a substantial premium over the market price for shares of Little Switzerland common stock, is adequate. Federal securities laws require the Little Switzerland Board of Directors to advise Little Switzerland stockholders of its position on this offer within ten business days after the date of this document. The Board of Directors of Little Switzerland formed a committee of the one independent director, Mr. Richard Sasso, who is neither affiliated with Tiffany or the Holtzmans nor an executive officer of Little Switzerland, to consider the Offer, and that Mr. Sasso retained independent legal and financial advisors. The conclusions of the independent committee with respect to the Offer are set forth in Little Switzerland's Schedule 14D-9 filed with the SEC on August 29, 2002. Mr. Seymour Holtzman and two officers of Tiffany constitute three of the five directors on the Little Switzerland Board of Directors. These three directors abstained with respect to the determination as to the position of the Little Switzerland Board of Directors on this tender offer. See "Introduction."

    We amend the section entitled "Introduction," beginning on page 7 of the Offer to Purchase as follows:

    The sixth paragraph of that section is deleted and replaced in its entirety with the following:

    We have not asked the Little Switzerland Board of Directors to approve the Offer or the Merger. The Little Switzerland Board must file with the Securities and Exchange Commission (the "SEC"), and provide to the Little Switzerland stockholders, a "Solicitation/Recommendation Statement on Schedule 14D-9" within ten business days from the date of this document. Little Switzerland filed the
Schedule 14D-9 with the SEC on August 29, 2002. We encourage you to review carefully the Schedule 14D-9.

    We amend the section entitled "Special factors - Development of the Offer" beginning on page 9 of the Offer to Purchase as follows:

    That section is deleted and replaced in its entirety with the following:

DEVELOPMENT OF THE OFFER

    Since the time of International's acquisition of Little Switzerland's common stock, Tiffany, through the participation of its officers on Little Switzerland's Board of Directors, has gained greater insight into the challenges facing Little Switzerland. In particular, Little

Switzerland's need for additional capital and improvements in infrastructure has led Tiffany to consider this tender offer as further described under "Special Factors -- Reasons for and Purpose of the Offer and the Merger; Tiffany's Plans for Little Switzerland."

    On November 15, 2001, Tiffany management discussed with the Board of Directors of Tiffany Little Switzerland's need for an additional capital infusion and the difficulty Little Switzerland was facing in raising this additional capital due in part to Tiffany's significant minority interest in Little Switzerland, which made third party investments unlikely, and the fact that a significant portion of Little Switzerland's assets were located outside the United States, which made it difficult and expensive for U.S. based lenders to perfect a security interest in those assets and therefore made collateralized debt financing impracticable. The Board of Directors of Tiffany determined that it would not be prudent to advance further funds to Little Switzerland, or to guarantee additional debt financing, while remaining a significant but minority stockholder. At that time, members of Tiffany senior management asked that William A. Shutzer, a member of the Tiffany Board of Directors and a managing director at Lehman Brothers, Inc. ("Lehman Brothers"), set up a meeting between Lehman Brothers and certain members of Tiffany management to discuss Little Switzerland and Lehman Brothers' views on strategic alternatives available to Tiffany with respect to its minority position in Little Switzerland. On December 10, 2001, Lehman Brothers presented to selected members of Tiffany management certain materials prepared to assist Tiffany management in consideration of strategic alternatives available to Tiffany with respect to its minority position in Little Switzerland, including the potential acquisition of the Shares not owned by Tiffany. Tiffany determined at that time that it would be undesirable to seek to acquire all of the Shares not owned by Tiffany unless Tiffany could be reasonably assured of being able to acquire the Holtzmans' Shares. At that time, there was no indication that the Holtzmans' Shares were available for purchase. As a result, Tiffany management did not engage Lehman Brothers and declined to take any further action at that time regarding a potential acquisition of the Shares not owned by Tiffany.

    In May 2002, Seymour Holtzman expressed to certain members of Tiffany management a willingness to sell his interest in Little Switzerland to Tiffany. At that time, Tiffany management engaged Lehman Brothers to advise Tiffany with respect to its investment in Little Switzerland and to assist Tiffany in its negotiations with Seymour Holtzman regarding the potential acquisition of the Holtzmans' Shares and to provide advice with respect to strategy and tactics, including advice with respect to the price per Share that Tiffany might offer to the public, regarding the potential acquisition of the remaining Shares held by the public. On June 5, 2002, Lehman Brothers presented to selected members of Tiffany management certain materials prepared to assist Tiffany management in consideration of the potential acquisition of Little Switzerland. See "Special Factors -- Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" for details regarding Tiffany's reasons for the Offer and the Merger. Tiffany then directed Lehman to contact Mr. Holtzman on its behalf regarding the possibility of Tiffany acquiring the Holtzmans' Shares.

    During the month of June 2002, Lehman Brothers and Seymour Holtzman discussed a possible sale of the Holtzmans' Shares to Tiffany. The Holtzmans indicated that they would be willing to sell their Shares at $2.50 per share. At Tiffany's direction, Lehman Brothers indicated that Tiffany would be willing to pay $2.40 per Share.

    Tiffany management decided that it would be unwilling to acquire the Holtzmans' Shares without making a similar offer to all holders of Little Switzerland common stock, and that it would be undesirable to acquire any additional Shares unless Tiffany could be reasonably assured of being able to acquire all of the outstanding Shares. Upon the advice of its outside legal counsel, Gibson, Dunn & Crutcher LLP ("Gibson Dunn"), Tiffany determined that to ensure that the Offer process would be fair, Purchaser would not purchase the Holtzmans' Shares unless a substantial majority of the public were willing to sell their Shares on the same terms, and would not close the Offer and the subsequent Merger unless a majority of the Shares not held by International or the Holtzmans were tendered in the Offer.

    Tiffany determined to make the Offer directly to the stockholders of Little Switzerland without approaching the management or the Board of Directors of Little Switzerland in order to avoid the costs to both Tiffany and Little Switzerland that would arise in connection with responding, on a substantive and procedural basis, to a proposal from Tiffany to acquire all of the outstanding Shares. Tiffany recognized that three of the five members of the Little Switzerland Board of Directors -- two representatives of Tiffany and Seymour Holtzman -- were interested parties in any such transaction and therefore would refrain from any participation at the Little Switzerland Board level in considering a proposal from Tiffany.

    Lehman Brothers discussed the structure of the Offer with Tiffany and stated that it believed that the Offer would likely be successful if Tiffany offered a price of $2.40 per Share, but Tiffany did not request that Lehman Brothers advise it, and Lehman Brothers did not advise Tiffany or provide it with any analysis, with respect to the fairness of any offered price to the holders of Tiffany shares or to the public holders of Little Switzerland Shares. Tiffany did not believe that in order to determine that the Offer was fair to the public holders of the Shares, it was necessary to obtain an opinion as to the fairness of any proposed price to the public holders of Little Switzerland Shares.

Tiffany intended to structure the Offer in a manner that would provide significant assurances of fairness, as discussed below, by in effect conditioning its success on a determination by the public holders of Little Switzerland Shares that the Offer was fair to them. These structural elements include the following:

     - The Offer is structured as a cash tender offer at a significant premium over the market price of the Shares.

     - The Offer price is the same as was negotiated on an arms-length basis with the Holtzmans, who are very sophisticated investors with a representative on the Little Switzerland Board of Directors and therefore fully knowledgeable about Little Switzerland's financial condition, business and prospects.

     - The Offer is subject to the Minimum Condition and to the Majority of the Minority Condition.

     - The public holders of Little Switzerland Shares have the discretion not to tender into the Offer. If the holders of even a relatively small percentage (20%, assuming the exercise of all outstanding stock options) of the publicly held Shares determined not to tender into the Offer, the Minimum Condition will not be met.

     -    Tiffany will not waive the Majority of the Minority Condition.

     - The Offer was commenced without any involvement of the Little Switzerland directors who are affiliated with Tiffany or the Holtzmans in order to assure that the independent directors of Little Switzerland would be able to develop their recommendation free of any influence of Tiffany or the Holtzmans.

     - The independent directors of Little Switzerland were free to establish a committee to consider the Offer and to retain independent legal counsel and independent investment bankers to determine its response to the Offer and to seek an opinion as to fairness from their independent investment bankers.

    In late June 2002, the parties reached a tentative agreement, subject to Tiffany Board approval and the execution and delivery of definitive agreements, for Tiffany to purchase the Holtzmans' Shares at $2.50 per Share. On June 18, 2002, Gibson Dunn provided a draft stock purchase agreement to Seymour Holtzman. The draft stock purchase agreement provided that at the closing of the Offer, International would purchase each of the 1,969,692 Shares beneficially owned by the Holtzmans, including Shares issuable upon exercise of outstanding options to the extent such Shares are issued before the closing of the Offer, and that all options held by the Holtzmans that were not exercised by the closing of the Offer would be tendered to Little Switzerland for cancellation. The draft stock purchase agreement contemplated that the price to be paid per Share to the Holtzmans would be identical to the price per Share paid to holders who tender their Shares pursuant to the Offer. The closing of the purchase of the Holtzmans' Shares under the draft stock purchase agreement would be subject to the same conditions of the Offer, including the Minimum Condition.

    On June 20, 2002, Tiffany's Board of Directors signed a unanimous written consent to approve the Stock Purchase Agreement with the Holtzmans, the Offer and the Merger and to authorize Tiffany management to enter into the stock purchase agreement, announce the Offer and take all other necessary actions in order to consummate the closing of the stock purchase agreement with Mr. Holtzman and his affiliates, the Offer and the Merger.

    After receipt of the draft stock purchase agreement, the Holtzmans objected to provisions in the draft agreement that conditioned the purchase of their Shares on a tender offer to the public that resulted in the acquisition by Tiffany of at least 90% of the Shares. Following conversations between Lehman Brothers, Gibson Dunn and the Holtzmans, the Holtzmans' agreed that any purchase of their Shares would be made concurrently with the closing of the Offer. Over the following several weeks, stock market conditions deteriorated and the Holtzmans failed to execute definitive agreements or to respond with substantive comments to the draft documentation. Tiffany on July 22, 2002, concluded that it was undesirable to have an outstanding offer to acquire the Holtzmans' Shares at $2.50 per share that was not documented in a binding agreement and determined to withdraw its offer. Lehman Brothers communicated the withdrawal of the Offer to the Holtzmans on that day. Several days thereafter, the Holtzmans indicated to Lehman Brothers that they still wished to sell their Shares to Tiffany at $2.50 per share. Based on the deterioration of conditions in the market and the decrease in the price of the Shares since the time when Tiffany indicated a willingness to pay $2.50 per share, Tiffany instructed Lehman Brothers to inform the Holtzmans that it was no longer willing to pay $2.50 per share to the Holtzmans and that it had reduced the price it was willing to pay the Holtzmans to $2.25 per Share. Following further discussions between Seymour Holtzman and Lehman Brothers, Tiffany and the Holtzmans agreed to a price of $2.40 per Share, subject to adjustment so that the Holtzmans would receive the same price as the public stockholders in the Offer. Tiffany and the Holtzmans executed and delivered the definitive stock purchase agreement on August 12, 2002.

    After the close of business on August 12, 2002, Tiffany issued a press release announcing its intention to commence the tender offer on or soon after August 15, 2002.

    At a meeting of the Board of Directors of Little Switzerland held on August 13, 2002, the Board of Directors, including the nominees of Tiffany & Co., were informed that management of Little Switzerland had received, on August 12, 2002, a letter, dated August 6, 2002, from an individual named Edward Shapiro inquiring whether Little Switzerland would be interested in a cash offer for all outstanding Shares. The letter indicated that, if Little Switzerland were interested in such an offer, it should so indicate to Mr. Shapiro, who in turn would identify his "investor group." Although no offer was made in the letter, nor was there any indication of the price that the "investor group" would offer for the outstanding Shares or of the timing or conditions of any offer, the Board of Directors established an Independent Committee of the Board to initiate discussions with Mr. Shapiro to determine whether his inquiry may lead to a bona fide offer. Tiffany & Co. was unaware of the existence of this letter prior August 13, 2002, and its nominees informed the other members of the Little Switzerland Board of Directors that Tiffany & Co. would have no interest in selling its Shares to the "investor group."

    On August 15, 2002, the Offer was commenced.

    We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

    The seventh paragraph of that section is deleted and replaced in its entirety with the following:

    As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). Tiffany is not aware of the intent of any of the option holders with respect to whether they will exercise their options or the timing of such exercise (other than the nominees of Tiffany who are members of the Board of Directors of Little Switzerland, and who intend to exercise their options and tender all Shares issued upon such exercise). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to proceed with a stockholder vote on the Merger or to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at the Offer price.

    We amend the section entitled "Special Factors - Report of Lehman Brothers To Selected Members of Management Of Tiffany," beginning on page 13 of the Offer to Purchase as follows:

    The first paragraph of that section is deleted and replaced in its entirety with the following:

    As financial advisor to Tiffany in connection with the tender offer, Lehman Brothers was not requested to, and did not, render any appraisal or opinion in connection with the tender offer. However, Lehman Brothers did prepare materials that were presented to selected members of management. This presentation was made in order to assist the management of Tiffany in their negotiations regarding the potential acquisition of Little Switzerland, and Lehman Brothers did not make any findings, recommendations or conclusions in the presentation. An initial version of this presentation was made on December 10, 2001, and a final version was forwarded to members of Tiffany management on May 29, 2002, and presented by Lehman Brothers on June 5, 2002. The initial version was substantially the same as the final version, which updated certain trading and financial information and included the recent developments on the transaction. The differences between the initial and final versions of the presentation are further described below. Among other things, this presentation provided various methodologies to analyze the potential purchase of Little Switzerland. These analyses, which are described below, do not purport to be the most appropriate and relevant methods of analysis for these particular circumstances. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results of values, which may be significantly more or less favorable than as set forth in the analyses. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Tiffany, Little Switzerland, selected members of Tiffany's management team, our board of directors, Lehman Brothers or any other person assumes responsibility if future results or actual values differ materially from the estimates.

    The following new paragraph is inserted following the eleventh paragraph of that section:

    December 10, 2001 Presentation. As noted above, the May 29, 2002 presentation was the final version of an initial presentation that was made to selected members of Tiffany management on December 10, 2001. For the most part, the initial presentation was materially the same as the final presentation on May 29, 2002, which updated certain trading and financial information and included the recent developments on the transaction. Specifically, the differences between the initial and final versions of the presentation are:

     - updated trading and financial information for Little Switzerland was used in the May 29, 2002 presentation for the Stock Price Performance Analysis and Trading History, Comparable Company Analysis and Purchase Price Ratio Analysis;

     - a Historical Trading Volume Analysis for Little Switzerland was added to the May 29, 2002 presentation, which detailed the trading volume at various price ranges over one-year and five-year historical periods, as further described above;

     - updated trading and financial information for the comparable companies that comprised the Peer Group was used for the Comparable Company Analysis in the May 29, 2002 presentation;

     - a discussion of Little Switzerland's financial performance as of the third quarter of its fiscal year ended February 23, 2002 was added to the May 29, 2002 presentation;

     - a discussion of the changes to Little Switzerland's anti-takeover protections subsequent to December 10, 2001 was added to the Defensive Profile Analysis in the May 29, 2002 presentation, as further described above;

     - the Ownership Analysis in the May 29, 2002 presentation was updated to reflect changes in Little Switzerland's share count and ownership information subsequent to December 10, 2001;

     - the Board of Directors Analysis in the May 29, 2002 presentation was updated to reflect the recent election of a fifth director, Richard Sasso, to the Little Switzerland Board of Directors; and

     - the December 10, 2001 presentation included a summary of next steps recommended by Lehman Brothers for Tiffany to pursue should Tiffany attempt to acquire the remaining equity stake of Little Switzerland, including a recommendation that Tiffany should approach Seymour Holtzman directly to gain his support for a tender offer prior to launching an offer for the remaining publicly held shares. As Seymour Holtzman had begun discussing with Tiffany a possible sale of his shares prior to May 29, 2002, this discussion was deleted from the May 29, 2002 presentation.

    We amend the section entitled "Special Factors -- Certain Additional Little Switzerland Information," beginning on page 16 of the Offer to Purchase as follows:

    The first paragraph of that section is deleted and replaced in its entirety with the following:

    Little Switzerland is required by the federal securities laws to provide Little Switzerland stockholders with a "Solicitation/Recommendation Statement on
Schedule 14D-9" within ten business days from the date hereof. Little Switzerland filed its Schedule 14D-9 with the SEC on August 29, 2002. The
Schedule 14D-9 contains important information and may include certain material non-public information that Little Switzerland believes is necessary for stockholders to make a decision with respect to the Offer. We urge all Little Switzerland stockholders to carefully review this document when it becomes available.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Item 6 of Schedule TO is hereby amended and supplemented by including the following:

    We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

    The seventh paragraph of that section is deleted and replaced in its entirety with the following:

    As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). Tiffany is not aware of the intent of any of the option holders with respect to whether they will exercise their options or the timing of such exercise (other than the nominees of Tiffany who are members of the Board of Directors of Little Switzerland, and who intend to exercise their options and tender all Shares issued upon such exercise). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to proceed with a stockholder vote on the Merger or to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at the Offer price.

ITEM 11.  ADDITIONAL INFORMATION

    We amend the section entitled "Questions and Answers About the Tender Offer
- Is this offer supported by the Little Switzerland board of directors?" beginning on page 4 of the Offer to Purchase as follows:

    The first paragraph of that section is deleted and replaced in its entirety with the following:

    We commenced this offer without seeking or obtaining the prior approval of the Little Switzerland Board of Directors. The completion of the offer is not conditioned on the approval of the Little Switzerland Board of Directors. We believe that the tender offer price, which represents a substantial premium over the market price for shares of Little Switzerland common stock, is adequate. Federal securities laws require the Little Switzerland Board of Directors to advise Little Switzerland stockholders of its position on this offer within ten business days after the date of this document. The Board of Directors of Little Switzerland formed a committee of the one independent director, Mr. Richard Sasso, who is neither affiliated with Tiffany or the Holtzmans nor an executive officer of Little Switzerland, to consider the Offer, and that Mr. Sasso retained independent legal and financial advisors. The conclusions of the independent committee with respect to the Offer are set forth in Little Switzerland's Schedule 14D-9 filed with the SEC on August 29, 2002. Mr. Seymour Holtzman and two officers of Tiffany constitute three of the five directors on the Little Switzerland Board of Directors. These three directors abstained with respect to the determination as to the position of the Little Switzerland Board of Directors on this tender offer. See "Introduction."

    We amend the section entitled "Introduction," beginning on page 7 of the Offer to Purchase as follows:

    The sixth paragraph of that section is deleted and replaced in its entirety with the following:

    We have not asked the Little Switzerland Board of Directors to approve the Offer or the Merger. The Little Switzerland Board must file with the Securities and Exchange Commission (the "SEC"), and provide to the Little Switzerland stockholders, a "Solicitation/Recommendation Statement on Schedule 14D-9" within ten business days from the date of this document. Little Switzerland filed the
Schedule 14D-9 with the SEC on August 29, 2002. We encourage you to review carefully the Schedule 14D-9.

    We amend the section entitled "Special factors - Development of the Offer," beginning on page 9 of the Offer to Purchase as follows:

    That section is deleted and replaced in its entirety with the following:

DEVELOPMENT OF THE OFFER

    Since the time of International's acquisition of Little Switzerland's common stock, Tiffany, through the participation of its officers on Little Switzerland's Board of Directors, has gained greater insight into the challenges facing Little Switzerland. In particular, Little Switzerland's need for additional capital and improvements in infrastructure has led Tiffany to consider this tender offer as further described under "Special Factors -- Reasons for and Purpose of the Offer and the Merger; Tiffany's Plans for Little Switzerland."

    On November 15, 2001, Tiffany management discussed with the Board of Directors of Tiffany Little Switzerland's need for an additional capital infusion and the difficulty Little Switzerland was facing in raising this additional capital due in part to Tiffany's significant minority interest in Little Switzerland, which made third party investments unlikely, and the fact that a significant portion of Little Switzerland's assets were located outside the United States, which made it difficult and expensive for U.S. based lenders to perfect a security interest in those assets and therefore made collateralized debt financing impracticable. The Board of Directors of

Tiffany determined that it would not be prudent to advance further funds to Little Switzerland, or to guarantee additional debt financing, while remaining a significant but minority stockholder. At that time, members of Tiffany senior management asked that William A. Shutzer, a member of the Tiffany Board of Directors and a managing director at Lehman Brothers, Inc. ("Lehman Brothers"), set up a meeting between Lehman Brothers and certain members of Tiffany management to discuss Little Switzerland and Lehman Brothers' views on strategic alternatives available to Tiffany with respect to its minority position in Little Switzerland. On December 10, 2001, Lehman Brothers presented to selected members of Tiffany management certain materials prepared to assist Tiffany management in consideration of strategic alternatives available to Tiffany with respect to its minority position in Little Switzerland, including the potential acquisition of the Shares not owned by Tiffany. Tiffany determined at that time that it would be undesirable to seek to acquire all of the Shares not owned by Tiffany unless Tiffany could be reasonably assured of being able to acquire the Holtzmans' Shares. At that time, there was no indication that the Holtzmans' Shares were available for purchase. As a result, Tiffany management did not engage Lehman Brothers and declined to take any further action at that time regarding a potential acquisition of the Shares not owned by Tiffany.

    In May 2002, Seymour Holtzman expressed to certain members of Tiffany management a willingness to sell his interest in Little Switzerland to Tiffany. At that time, Tiffany management engaged Lehman Brothers to advise Tiffany with respect to its investment in Little Switzerland and to assist Tiffany in its negotiations with Seymour Holtzman regarding the potential acquisition of the Holtzmans' Shares and to provide advice with respect to strategy and tactics, including advice with respect to the price per Share that Tiffany might offer to the public, regarding the potential acquisition of the remaining Shares held by the public. On June 5, 2002, Lehman Brothers presented to selected members of Tiffany management certain materials prepared to assist Tiffany management in consideration of the potential acquisition of Little Switzerland. See "Special Factors -- Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland" for details regarding Tiffany's reasons for the Offer and the Merger. Tiffany then directed Lehman to contact Mr. Holtzman on its behalf regarding the possibility of Tiffany acquiring the Holtzmans' Shares.

    During the month of June 2002, Lehman Brothers and Seymour Holtzman discussed a possible sale of the Holtzmans' Shares to Tiffany. The Holtzmans indicated that they would be willing to sell their Shares at $2.50 per share. At Tiffany's direction, Lehman Brothers indicated that Tiffany would be willing to pay $2.40 per Share.

    Tiffany management decided that it would be unwilling to acquire the Holtzmans' Shares without making a similar offer to all holders of Little Switzerland common stock, and that it would be undesirable to acquire any additional Shares unless Tiffany could be reasonably assured of being able to acquire all of the outstanding Shares. Upon the advice of its outside legal counsel, Gibson, Dunn & Crutcher LLP ("Gibson Dunn"), Tiffany determined that to ensure that the Offer process would be fair, Purchaser would not purchase the Holtzmans' Shares unless a substantial majority of the public were willing to sell their Shares on the same terms, and would not close the Offer and the subsequent Merger unless a majority of the Shares not held by International or the Holtzmans were tendered in the Offer.

    Tiffany determined to make the Offer directly to the stockholders of Little Switzerland without approaching the management or the Board of Directors of Little Switzerland in order to avoid the costs to both Tiffany and Little Switzerland that would arise in connection with responding, on a substantive and procedural basis, to a proposal from Tiffany to acquire all of the outstanding Shares. Tiffany recognized that three of the five members of the Little Switzerland Board of Directors -- two representatives of Tiffany and Seymour Holtzman -- were interested parties in any such transaction and therefore would refrain from any participation at the Little Switzerland Board level in considering a proposal from Tiffany.

    Lehman Brothers discussed the structure of the Offer with Tiffany and stated that it believed that the Offer would likely be successful if Tiffany offered a price of $2.40 per Share, but Tiffany did not request that Lehman Brothers advise it, and Lehman Brothers did not advise Tiffany or provide it with any analysis, with respect to the fairness of any offered price to the holders of Tiffany shares or to the public holders of Little Switzerland Shares. Tiffany did not believe that in order to determine that the Offer was fair to the public holders of the Shares, it was necessary to obtain an opinion as to the fairness of any proposed price to the public holders of Little Switzerland Shares. Tiffany intended to structure the Offer in a manner that would provide significant assurances of fairness, as discussed below, by in effect conditioning its success on a determination by the public holders of Little Switzerland Shares that the Offer was fair to them. These structural elements include the following:

     - The Offer is structured as a cash tender offer at a significant premium over the market price of the Shares.

     - The Offer price is the same as was negotiated on an arms-length basis with the Holtzmans, who are very sophisticated investors with a representative on the Little Switzerland Board of Directors and therefore fully knowledgeable about Little Switzerland's financial condition, business and prospects.

     - The Offer is subject to the Minimum Condition and to the Majority of the Minority Condition.

     - The public holders of Little Switzerland Shares have the discretion not to tender into the Offer. If the holders of even a relatively small percentage (20%, assuming the exercise of all outstanding stock options) of the publicly held Shares determined not to tender into the Offer, the Minimum Condition will not be met.

     -    Tiffany will not waive the Majority of the Minority Condition.

     - The Offer was commenced without any involvement of the Little Switzerland directors who are affiliated with Tiffany or the Holtzmans in order to assure that the independent directors of Little Switzerland would be able to develop their recommendation free of any influence of Tiffany or the Holtzmans.

     - The independent directors of Little Switzerland were free to establish a committee to consider the Offer and to retain independent legal counsel and independent investment bankers to determine its response to the Offer and to seek an opinion as to fairness from their independent investment bankers.

    In late June 2002, the parties reached a tentative agreement, subject to Tiffany Board approval and the execution and delivery of definitive agreements, for Tiffany to purchase the Holtzmans' Shares at $2.50 per Share. On June 18, 2002, Gibson Dunn provided a draft stock purchase agreement to Seymour Holtzman. The draft stock purchase agreement provided that at the closing of the Offer, International would purchase each of the 1,969,692 Shares beneficially owned by the Holtzmans, including Shares issuable upon exercise of outstanding options to the extent such Shares are issued before the closing of the Offer, and that all options held by the Holtzmans that were not exercised by the closing of the Offer would be tendered to Little Switzerland for cancellation. The draft stock purchase agreement contemplated that the price to be paid per Share to the Holtzmans would be identical to the price per Share paid to holders who tender their Shares pursuant to the Offer. The closing of the purchase of the Holtzmans' Shares under the draft stock purchase agreement would be subject to the same conditions of the Offer, including the Minimum Condition.

    On June 20, 2002, Tiffany's Board of Directors signed a unanimous written consent to approve the Stock Purchase Agreement with the Holtzmans, the Offer and the Merger and to authorize Tiffany management to enter into the stock purchase agreement, announce the Offer and take all other necessary actions in order to consummate the closing of the stock purchase agreement with Mr. Holtzman and his affiliates, the Offer and the Merger.

    After receipt of the draft stock purchase agreement, the Holtzmans objected to provisions in the draft agreement that conditioned the purchase of their Shares on a tender offer to the public that resulted in the acquisition by Tiffany of at least 90% of the Shares. Following conversations between Lehman Brothers, Gibson Dunn and the Holtzmans, the Holtzmans' agreed that any purchase of their Shares would be made concurrently with the closing of the Offer. Over the following several weeks, stock market conditions deteriorated and the Holtzmans failed to execute definitive agreements or to respond with substantive comments to the draft documentation. Tiffany on July 22, 2002, concluded that it was undesirable to have an outstanding offer to acquire the Holtzmans' Shares at $2.50 per share that was not documented in a binding agreement and determined to withdraw its offer. Lehman Brothers communicated the withdrawal of the Offer to the Holtzmans on that day. Several days thereafter, the Holtzmans indicated to Lehman Brothers that they still wished to sell their Shares to Tiffany at $2.50 per share. Based on the deterioration of conditions in the market and the decrease in the price of the Shares since the time when Tiffany indicated a willingness to pay $2.50 per share, Tiffany instructed Lehman Brothers to inform the Holtzmans that it was no longer willing to pay $2.50 per share to the Holtzmans and that it had reduced the price it was willing to pay the Holtzmans to $2.25 per Share. Following further discussions between Seymour Holtzman and Lehman Brothers, Tiffany and the Holtzmans agreed to a price of $2.40 per Share, subject to adjustment so that the Holtzmans would receive the same price as the public stockholders in the Offer. Tiffany and the Holtzmans executed and delivered the definitive stock purchase agreement on August 12, 2002.

    After the close of business on August 12, 2002, Tiffany issued a press release announcing its intention to commence the tender offer on or soon after August 15, 2002.

    At a meeting of the Board of Directors of Little Switzerland held on August 13, 2002, the Board of Directors, including the nominees of Tiffany & Co., were informed that management of Little Switzerland had received, on August 12, 2002, a letter, dated August 6, 2002, from an individual named Edward Shapiro inquiring whether Little Switzerland would be interested in a cash offer for all outstanding Shares. The letter indicated that, if Little Switzerland were interested in such an offer, it should so indicate to Mr. Shapiro, who in turn would identify his "investor group." Although no offer was made in the letter, nor was there any indication of the price that the "investor group" would offer for the outstanding Shares or of the timing or conditions of any offer, the Board of Directors established an Independent Committee of the Board to initiate discussions with Mr. Shapiro to determine whether his inquiry may lead to a bona fide offer. Tiffany & Co. was unaware of the existence of this letter prior August 13, 2002, and its nominees informed the other members of the Little Switzerland Board of Directors that Tiffany & Co. would have no interest in selling its Shares to the "investor group."

    On August 15, 2002, the Offer was commenced.

    We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

    The seventh paragraph of that section is deleted and replaced in its entirety with the following:

    As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). Tiffany is not aware of the intent of any of the option holders with respect to whether they will exercise their options or the timing of such exercise (other than the nominees of Tiffany who are members of the Board of Directors of Little Switzerland, and who intend to exercise their options and tender all Shares issued upon such exercise). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to proceed with a stockholder vote on the Merger or to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at the Offer price.

    We amend the section entitled "Special Factors - Report of Lehman Brothers To Selected Members of Management Of Tiffany," beginning on page 13 of the Offer to Purchase as follows:

    The first paragraph of that section is deleted and replaced in its entirety with the following:

    As financial advisor to Tiffany in connection with the tender offer, Lehman Brothers was not requested to, and did not, render any appraisal or opinion in connection with the tender offer. However, Lehman Brothers did prepare materials that were presented to selected members of management. This presentation was made in order to assist the management of Tiffany in their negotiations regarding the potential acquisition of Little Switzerland, and Lehman Brothers did not make any findings, recommendations or conclusions in the presentation. An initial version of this presentation was made on December 10, 2001, and a final version was forwarded to members of Tiffany management on May 29, 2002, and presented by Lehman Brothers on June 5, 2002. The initial version was substantially the same as the final version, which updated certain trading and financial information and included the recent developments on the transaction. The differences between the initial and final versions of the presentation are further described below. Among other things, this presentation provided various methodologies to analyze the potential purchase of Little Switzerland. These analyses, which are described below, do not purport to be the most appropriate and relevant methods of analysis for these particular circumstances. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results of values, which may be significantly more or less favorable than as set forth in the analyses. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Tiffany, Little Switzerland, selected members of Tiffany's management team, our board of directors, Lehman Brothers or any other person assumes responsibility if future results or actual values differ materially from the estimates.

    The following new paragraph is inserted following the eleventh paragraph of that section:

    December 10, 2001 Presentation. As noted above, the May 29, 2002 presentation was the final version of an initial presentation that was made to selected members of Tiffany management on December 10, 2001. For the most part, the initial presentation was materially the same as the final presentation on May 29, 2002, which updated certain trading and financial information and included the recent developments on the transaction. Specifically, the differences between the initial and final versions of the presentation are:

     - updated trading and financial information for Little Switzerland was used in the May 29, 2002 presentation for the Stock Price Performance Analysis and Trading History, Comparable Company Analysis and Purchase Price Ratio Analysis;

     - a Historical Trading Volume Analysis for Little Switzerland was added to the May 29, 2002 presentation, which detailed the trading volume at various price ranges over one-year and five-year historical periods, as further described above;

     - updated trading and financial information for the comparable companies that comprised the Peer Group was used for the Comparable Company Analysis in the May 29, 2002 presentation;

     - a discussion of Little Switzerland's financial performance as of the third quarter of its fiscal year ended February 23, 2002 was added to the May 29, 2002 presentation;

     - a discussion of the changes to Little Switzerland's anti-takeover protections subsequent to December 10, 2001 was added to the Defensive Profile Analysis in the May 29, 2002 presentation, as further described above;

     - the Ownership Analysis in the May 29, 2002 presentation was updated to reflect changes in Little Switzerland's share count and ownership information subsequent to December 10, 2001;

     - the Board of Directors Analysis in the May 29, 2002 presentation was updated to reflect the recent election of a fifth director, Richard Sasso, to the Little Switzerland Board of Directors; and

     - the December 10, 2001 presentation included a summary of next steps recommended by Lehman Brothers for Tiffany to pursue should Tiffany attempt to acquire the remaining equity stake of Little Switzerland, including a recommendation that Tiffany should approach Seymour Holtzman directly to gain his support for a tender offer prior to launching an offer for the remaining publicly held shares. As Seymour Holtzman had begun discussing with Tiffany a possible sale of his shares prior to May 29, 2002, this discussion was deleted from the May 29, 2002 presentation.

     We amend the section entitled "Special Factors -- Certain Additional Little Switzerland Information," beginning on page 16 of the Offer to Purchase as follows:

     The first paragraph of that section is deleted and replaced in its entirety with the following:

     Little Switzerland is required by the federal securities laws to provide Little Switzerland stockholders with a "Solicitation/Recommendation Statement on
Schedule 14D-9" within ten business days from the date hereof. Little Switzerland filed its Schedule 14D-9 with the SEC on August 29, 2002. The
Schedule 14D-9 contains important information and may include certain material non-public information that Little Switzerland believes is necessary for stockholders to make a decision with respect to the Offer. We urge all Little Switzerland stockholders to carefully review this document when it becomes available.

ITEM 13.  ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

     ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Item 6 of Schedule TO is hereby amended and supplemented by including the following:

     We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

     The seventh paragraph of that section is deleted and replaced in its entirety with the following:

     As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). Tiffany is not aware of the intent of any of the option holders with respect to whether they will exercise their options or the timing of such exercise (other than the nominees of Tiffany who are members of the Board of Directors of Little Switzerland, and who intend to exercise their options and tender all Shares issued upon such exercise). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to proceed with a stockholder vote on the Merger or to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at the Offer price.

    ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION

    Item 7 of Schedule TO is hereby amended and supplemented by including the following:

    We amend the section entitled "Special Factors - Reasons for and Purpose of the Offer and the Merger; Tiffany & Co.'s Plans for Little Switzerland," beginning on page 11 of the Offer to Purchase as follows:

    The seventh paragraph of that section is deleted and replaced in its entirety with the following:

    As of May 25, 2002, there were outstanding options to purchase 1,524,500 Shares, of which options to purchase 1,235,167 shares were exercisable. All of these options were issued to employees and directors of Little Switzerland pursuant to its incentive option plans (except for certain of the Holtzmans' options). Tiffany is not aware of the intent of any of the option holders with respect to whether they will exercise their options or the timing of such exercise (other than the nominees of Tiffany who are members of the Board of Directors of Little Switzerland, and who intend to exercise their options and tender all Shares issued upon such exercise). In the event of the Merger, the option holders will be provided notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their options. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their terms. As a result of such options' terms, option holders may choose to exercise their options after the Offer is completed and before the Merger which could result in the aggregate ownership by Tiffany and its subsidiaries of the outstanding Shares falling below 90%. In that event, Purchaser may decide to proceed with a stockholder vote on the Merger or to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at the Offer price.

    ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

    Item 9 of Schedule TO is hereby amended and supplemented by including the following:

    We amend the section entitled "Special Factors - Report of Lehman Brothers To Selected Members of Management Of Tiffany," beginning on page 13 of the Offer to Purchase as follows:

    The first paragraph of that section is deleted and replaced in its entirety with the following:

    As financial advisor to Tiffany in connection with the tender offer, Lehman Brothers was not requested to, and did not, render any appraisal or opinion in connection with the tender offer. However, Lehman Brothers did prepare materials that were presented to selected members of management. This presentation was made in order to assist the management of Tiffany in their negotiations regarding the potential acquisition of Little Switzerland, and Lehman Brothers did not make any findings, recommendations or conclusions in the presentation. An initial version of this presentation was made on December 10, 2001, and a final version was forwarded to members of Tiffany management on May 29, 2002, and presented by Lehman Brothers on June 5, 2002. The initial version was substantially the same as the final version, which updated certain trading and financial information and included the recent developments on the transaction. The differences between the initial and final versions of the presentation are further described below. Among other things, this presentation provided various methodologies to analyze the potential purchase of Little Switzerland. These analyses, which are described below, do not purport to be the most appropriate and relevant methods of analysis for these particular circumstances. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results of values, which may be significantly more or less favorable than as set forth in the analyses. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Tiffany, Little Switzerland, selected members of Tiffany's management team, our board of directors, Lehman Brothers or any other person assumes responsibility if future results or actual values differ materially from the estimates.

    The following new paragraph is inserted following the eleventh paragraph of that section:

    December 10, 2001 Presentation. As noted above, the May 29, 2002 presentation was the final version of an initial presentation that was made to selected members of Tiffany management on December 10, 2001. For the most part, the initial presentation was materially the same as the final presentation on May 29, 2002, which updated certain trading and financial information and included the recent developments on the transaction. Specifically, the differences between the initial and final versions of the presentation are:

    - updated trading and financial information for Little Switzerland was used in the May 29, 2002 presentation for the Stock Price Performance Analysis and Trading History, Comparable Company Analysis and Purchase Price Ratio Analysis;

    - a Historical Trading Volume Analysis for Little Switzerland was added to the May 29, 2002 presentation, which detailed the trading volume at various price ranges over one-year and five-year historical periods, as further described above;

    - updated trading and financial information for the comparable companies that comprised the Peer Group was used for the Comparable Company Analysis in the May 29, 2002 presentation;

    - a discussion of Little Switzerland's financial performance as of the third quarter of its fiscal year ended February 23, 2002 was added to the May 29, 2002 presentation;

    - a discussion of the changes to Little Switzerland's anti-takeover protections subsequent to December 10, 2001 was added to the Defensive Profile Analysis in the May 29, 2002 presentation, as further described above;

    - the Ownership Analysis in the May 29, 2002 presentation was updated to reflect changes in Little Switzerland's share count and ownership information subsequent to December 10, 2001;

    - the Board of Directors Analysis in the May 29, 2002 presentation was updated to reflect the recent election of a fifth director, Richard Sasso, to the Little Switzerland Board of Directors; and

    - the December 10, 2001 presentation included a summary of next steps recommended by Lehman Brothers for Tiffany to pursue should Tiffany attempt to acquire the remaining equity stake of Little Switzerland, including a recommendation that Tiffany should approach Seymour Holtzman directly to gain his support for a tender offer prior to launching an offer for the remaining publicly held shares. As Seymour Holtzman had begun discussing with Tiffany a possible sale of his shares prior to May 29, 2002, this discussion was deleted from the May 29, 2002 presentation.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TIFFANY & CO.

                                             By: /s/ PATRICK B. DORSEY
                                             Name: Patrick B. Dorsey
                                             Title: Senior Vice President,
                                             Secretary and General Counsel

                                             TIFFANY & CO. INTERNATIONAL

                                             By: /s/ PATRICK B. DORSEY
                                             Name: Patrick B. Dorsey
                                             Title: Vice President and Secretary

                                             TSAC CORP.

                                             By: /s/ PATRICK B. DORSEY
                                             Name: Patrick B. Dorsey
                                             Title: Secretary and Treasurer

Dated: September 5, 2002